Exhibit 99.1

MARINE HARVEST (NYSE:MHG, OSE:MHG) - Q4 2014 TRADING UPDATE

Harvest volumes Q4 2014 (1)

Farming Norway	70 thousand tonnes
Farming Scotland	6 thousand tonnes
Farming Canada	7 thousand tonnes
Farming Chile	17 thousand tonnes
Other	5 thousand tonnes
Total	105 thousand tonnes

In connection with the presentation of the Q3 2014 results, Marine Harvest guided a total harvest volume of 100 thousand tonnes (HOG) for Q4 2014.

Notes:
(1) The harvest volumes are provided in head on gutted (HOG) equivalents. The figures include salmonid species only.

Additional information

Operational EBIT for the Group was approximately NOK 990 million in Q4 2014 (NOK 1,034 million in Q4 2013).

Total operational EBIT per kg through the value chain were approximately as follows for the main sources of origin:

Norway	NOK 12.6
Scotland	NOK -3.4
Canada	NOK 3.7
Chile	NOK 0.4

Reported net interest bearing debt (NIBD) was approximately NOK 9,300 million at the end of the quarter. Weakening of the NOK relative to the main borrowing currencies (EUR, USD and GBP), caused a material translation effect of [negative] NOK 850 million in the quarter. Net interest bearing debt was also impacted by the Acuinova acquisition, with approximately USD 102 million of the agreed transaction value of USD 125 million paid in the quarter.

The full Q4 2014 report will be released on 4 February at 0700 CET.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.